February 26, 2021

Katherine Hsu
Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2019-GC39 Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020 Filed November 27, 2020 File No. 333-226082-02

Dear Ms. Hsu:

We are acting as counsel to GS Mortgage Securities Corporation II (the “GSMSC”) in connection with your letter dated January 29, 2021 transmitting the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-D and ABS-EE filings (the “Filings”).  We have reviewed the Comments and the Filings and have discussed the Comments with representatives of GSMSC.
For your convenience, the Staff’s comment is repeated in italics below, followed by the response of GSMSC.
Forms 10-D and ABS-EE
1. We note that asset number 28 in Exhibit 102 to the Form ABS-EE filed on November 27, 2020 has a payment status of “current” and a paid through date of 11/6/2020. We also note that in Exhibit 99.1 to the Form 10-D filed on July 24, 2020, comments on this asset from the special servicer indicate that “[t]he Borrower signed the Forbearance Agreement early May for the month of May,” which is consistent with the modification date of May 6, 2020 reported in the Form ABS-EE filed on November 27, 2020. However, this does not appear to be reflected in the asset-level data points for this asset in certain previously filed Forms ABS-EE. In particular, the Forms ABS-EE filed on May 26, 2020 and June 26, 2020 did not include modification information for this asset, and delinquency in the payment status reporting field increased for the June 2020 reporting period. Please explain why these discrepancies exist.
There is necessarily a lag between when an asset is transferred to the special servicer (in this case, May 2020) and when a forbearance or modification agreement is finalized and able to be reported as part of the ABS-EE and Form 10-D filings (in this case, July 2020).
Pursuant to the pooling and servicing agreement, the special servicer is required to deliver notice to the master servicer with respect to any modification, waiver or amendment for which it is responsible for processing (in each case, after it is finalized and executed) of any term of any mortgage loan that is modified, waived or amended and the date thereof. With respect to asset number 28, the special servicer delivered notice of the forbearance agreement to the master servicer

Lisa J. Pauquette   Tel +1 212 504-6298   Fax +1 212 504-6666   lisa.pauquette@cwt.com

Katherine Hsu
February 26, 2021

on June 16, 2020.  The pooling and servicing agreement requires the master servicer to deliver the Schedule AL file to the certificate administrator on each master servicer remittance date, which is the business day prior to the related distribution date. The distribution date is the 4th business day after the determination date, which is the 6th of each month. In June 2020, the master servicer remittance date (and the related distribution date) were both prior to the 16th.  Thus this information was included in the next Schedule AL delivered by the master servicer, which was filed in July 2020.
This delivery of information was consistent with the reporting dates set forth in the pooling and servicing agreement and the Servicing Standard according to which each of the master servicer and special servicer are required to service and administer each mortgage loan (see Section 3.01(a) of the pooling and servicing agreement).  The Servicing Standard requires the special servicer and master servicer to use their “reasonable judgment… giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers”. The pooling and servicing agreement also requires the master servicer and special servicer to utilize the CREFC® Investor Reporting Package for the delivery of information regarding the mortgage loans, which includes a variety of specific reports and is to be completed in accordance with CREFC best practices guidelines (“CREFC Best Practices”), which are part of the CREFC Investor Reporting Package. CREFC Best Practices recommend that servicers book modifications/forbearances within two (2) reporting cycles following the execution of the modification/forbearance.
With respect to the delinquency reporting and status information for May and June 2020 (paymentStatusLoanCode of Form ABS-EE), that information was consistent with the information in the possession of the master servicer at the time the corresponding Schedule AL report was required to be delivered for those reporting periods.  The loan was returned from special servicing to the master servicer in October of 2020, and all prior payments due on the mortgage loan were, as of the November due date, paid in full, and the mortgage loan was therefore returned to performing status with a paid through date of November 6, 2020.
2. We note that servicing advances for this asset began during the reporting period ending May 6, 2020 and, with the exception of the reporting period ending July 6, 2020, continued to increase through the reporting period ending October 6, 2020, despite the reported existence of a forbearance agreement during this period of time. Please tell us how these advances are consistent with the transaction agreement provisions relating to servicing advances. This includes, but is not limited to, the provisions that require servicing advances for assets in default or delinquent assets and recovery of advances at the time of a modification.
Section 4.03(b) of the pooling and servicing agreement requires that the master servicer advance an amount equal to “the Periodic Payments …other than Balloon Payments, that were due on the Mortgage Loans …during the related Collection Period and delinquent as of the close of business on the Business Day preceding the related Master Servicer Remittance Date”.  Generally, in servicing commercial mortgage loans in CMBS transactions, it is customary in the industry, and indicated in CREFC Best Practices (and thus in accordance with the Servicing Standard required under the pooling and servicing agreement) that a forbearance is distinct from a modification in that to be considered a forbearance, at the end of the forbearance period the loan must have the same terms, including relating to the borrower’s payment obligations, as it did prior to the forbearance.

Katherine Hsu
February 26, 2021

In the case of asset number 28, it was treated as a forbearance and not a modification in accordance with the Servicing Standard and the forbearance agreement specifically provided that “[a]ll monthly payment obligations of Borrower owed during the Forbearance Period, including obligations to make payments of principal and interest and to make deposits into the Reserves, shall be owed as set forth and in accordance with the terms and provisions of the Loan Documents”.  The forbearance agreement further states that “Lender's agreement herein to forego immediate pursuit of Lender's Sale Rights constitutes a postponement and forbearance only, and does not in any event constitute a waiver of any such rights or remedies under the Loan Documents, at law, or in equity.”  The forbearance agreement is unambiguous that the borrower’s payment obligations remain in force during the term of the forbearance agreement and that the lender’s agreement not to pursue remedies during the forbearance period does not constitute a waiver of the lender’s entitlement to monthly payments.  Accordingly, monthly payments on asset number 28 during the forbearance period were due and unpaid, and the master servicer was obligated under the pooling and servicing agreement to make payment advances with respect to that mortgage loan.
As stated in the prospectus for the transaction, “Advances are intended to maintain a regular flow of scheduled interest and principal payments to holders of the class or classes of certificates entitled thereto”.  In addition to being consistent with the requirements of the pooling and servicing agreement, advancing on loans in forbearance is consistent with both the Servicing Standard and investors’ expectations for a consistent stream of payments, notwithstanding a temporary delay in receipt of scheduled loan payments from the borrowers.
The master servicer has informed us that the absence of the incremental reported advanced amount for the July 2020 payment was primarily due to the constrained time period in which the master servicer was given to fully process and book the forbearance as well as the additional actions that need to be taken in order to fully process and book a forbearance in comparison to simply reporting a delinquency.  The master servicer did make a payment advance for the asset in July 2020, but since the forbearance agreement was still in the process of being fully processed and booked onto the master servicer’s system, such payment advance was not reflected in the July 2020 reported advanced amount. The July 2020 payment advance was reflected on an aggregate basis with the August 2020 payment advance in the August 2020 reporting.
3. For both comments noted, please consider how these matters should be incorporated into the servicing assessments required by Item 1122 of Regulation AB for your upcoming Form 10-K filing for the fiscal year ending December 31, 2020. Please also consider whether additional disclosures for the Form 10-K would be appropriate if the servicer has identified material instances of noncompliance in connection with these matters.
We have discussed your Comments with the master servicer, and to the extent the master servicer’s report on compliance with applicable servicing criteria pursuant to Item 1122 of Regulation AB notes the existence of any material instance of noncompliance, we will disclose it in the report on Form 10-K.

Katherine Hsu
February 26, 2021

In responding to the Staff’s comments with respect to the Filings, GSMSC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
●	GSMSC is responsible for the adequacy and accuracy of the disclosure in the Filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
●	GSMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Lisa Pauquette

Lisa Pauquette

cc:	Leah Nivison (GS Mortgage Securities Corporation II)